APR/S

P.E.
1-31-04







Deb Shops, Inc.
2003 Annual Report

Consolidated Financial Highlights

(in thousands, except per share data)	2004	2003	2002	2001	20
				Year Ended January	
Net sales	**$298,646**	$317,722	$307,582	$287,263	$270,0
Gross margin	**$ 91,952**	$110,171	$107,257	$ 97,206	$ 92,6
EBITDA reconciliation:					
Net income	**$ 12,767**	$ 25,488	$ 23,590	$ 24,841	$ 24,4
Income tax provision	**7,129**	15,472	13,750	14,900	14,7
Other income, principally interest	**(1,365)**	(1,864)	(3,901)	(5,264)	(3,5
Depreciation and amortization	**4,322**	3,869	3,926	4,737	4,1
Interest on capital lease obligation	—	—	111	190	2
EBITDA[1]	**$ 22,853**	$ 42,965	$ 37,476	$ 39,404	$ 39,9
Net income	**$ 12,767**	$ 25,488	$ 23,590	$ 24,841	$ 24,4
Net income per common share–basic	**$ 0.93**	$ 1.86	$ 1.74	$ 1.85	$ 1
Net income per common share–diluted	**$ 0.93**	$ 1.84	$ 1.73	$ 1.83	$ 1
Weighted average shares outstanding–basic	**13,685**	13,672	13,546	13,379	13,2
Weighted average shares outstanding–diluted	**13,685**	13,815	13,629	13,519	13,4
Total assets	**$222,748**	$213,390	$195,943	$172,916	$148,
Capital lease obligation – long-term	—	—	—	$ 301	$
Shareholders' equity	**$183,564**	$178,038	$157,958	$137,759	$114,
Book value per share at year end	**$ 13.41**	$ 13.01	$ 11.59	$ 10.23	$ 8
Cash dividends declared per share of common stock	**$ .525**	$ .425	$ .325	$ .200	$.

[1]EBITDA is a financial measure which is not recognized under accounting principles generally accepted in the United States ("US GAAI
As required, the Company has presented the reconciliation of net income, a US GAAP financial measure, to EBITDA.

Sales (in millions)



$298.6
$317.7
$307.6
$287.3
$270.0
2004
2003
2002
2001
2000

Net Income (in thousands)



$12,767
$25,488
$23,590
$24,841
$24,462
2004
2003
2002
2001
2000

EBITDA (in thousands)



$22,853
$42,965
$37,476
$39,404
$39,964
2004
2003
2002
2001
2000

Shareholders' Equity (in millions)



$183.6
$178.0
$158.0
$137.8
$114.8
2004
2003
2002
2001
2000

To Our Shareholders





By most of our operating measures, the fiscal year ended January 31, 2004 was disappointing. The declines in our same-store sales that began in the summer of fiscal 2003 continued throughout the year, resulting in decreases in sales and earnings versus last year. We believe this difficult operating environment was the result of economic softness in our core markets, poor weather in the early part of the year and an overall decline in mall traffic. Combined with a lack of clear fashion direction within our fashion-conscious junior market, these factors caused our financial performance to fall below our expectations.

Net sales decreased 6.0% in fiscal 2004 to $298.6 million from $317.7 million in fiscal 2003. Fiscal 2004 net income was $12.8 million or $0.93 per diluted share versus $25.5 million or $1.84 per diluted share in fiscal 2003. Net income as a percentage of sales declined to 4.3% in fiscal 2004 from 8.0% in fiscal 2003. At January 31, 2004, our total assets were $222.7 million versus $213.4 million at the preceding year-end. Despite the difficult year, we increased working capital by $8.4 million or 5.6%. Our working capital represents 87.0% of total equity and our current ratio continues to be very liquid at 5.6 to 1.

As is always the case with Deb Shops, we carefully manage our inventory levels. This approach is of particular importance in periods of declining same-store sales. We regularly adjusted merchandise levels in an attempt to maximize sell-through and stimulate sales. We believe this philosophy reduced the impact the challenging retail environment had on our results.

During fiscal 2004, we opened 13 stores and closed eight. Eleven of the new stores have Plus departments. The Company also added Plus departments to 12 existing DEB stores and converted one Plus location to a Junior / Plus combination store. We currently plan to open 10-15 new stores in fiscal 2005, 7-12 of which are expected to have Plus departments. We also expect to remodel 10-15 locations. We are currently scheduled to close four stores in the first half of fiscal 2005.

We are pleased to report that for the third consecutive year, we increased our quarterly dividend by $0.025 per share and declared a special dividend of $0.05 per share. We paid a total of $0.50 per share in dividends during fiscal 2004. We intend to continue following our policy of regular quarterly dividends, subject to earnings, capital requirements and the operating and financial condition of the Company, among other factors.

On a personal note, we were deeply saddened by the January 2004 passing of our Senior Vice President of Finance, Lewis Lyons. Lewis joined Deb Shops in 1990 as Director of Taxes and held positions of increasing responsibility culminating with his February 2003 promotion to Senior Vice President of Finance. Lewis was a valued employee who we admired as a friend and colleague. He will be missed.

As we look forward, it is important to remember that the history of our business, and the business of apparel retailing in general, has been cyclical. Our conservative operating style is designed to take advantage of opportunities in positive cycles while minimizing the impact of negative cycles. We are currently more confident than we have been in the last 18 months. For the first calendar quarter of 2004, our same-store sales increased by 3.5%. We are hopeful that the negative cycle that existed throughout the second half of fiscal 2003 and all of fiscal 2004 is over. We are optimistic that fiscal 2005 will provide improvement in results versus fiscal 2004.

To our employees, vendors, shareholders and especially our customers, thank you for your continued support.

Marvin Rounick
President

Warren Weiner
Executive Vice President


IT'S ALL ABOUT ME

DEB is a chain of specialty apparel stores offering popularly priced, fashionable, coordinated sportswear, dresses, coats, lingerie, accessories, shoes, and novelty items to the junior and plus-sized fashion-conscious female.

DEB operates 323 stores in 41 states principally in the East and Midwest and extending into New England, the South, Southwest and Pacific Northwest. The Company also operates 128 plus-size departments in DEB stores. Stores vary in size from approximately 4,000 to 14,000 square feet. The stores are primarily located in enclosed regional malls and selected strip shopping centers. At present, DEB operates in 23 strip shopping center locations. Tops 'N Bottoms, a wholly-owned subsidiary of DEB, operates a six-store chain in three states. The chain sells moderately priced men's






Mr. Bubble

and women's apparel. All Tops 'N Bottoms stores are situated in enclosed regional malls. Stores range in size from 2,400 to 3,400 square feet. Two of the Tops 'N Bottoms stores operate as combination stores with DEB stores, and the Company operates 18 Tops 'N Bottoms departments within DEB stores.

DEB targets primarily enclosed regional malls for new stores. Final site selections are based on careful market evaluations, examinations of expected occupancy costs and projected sales. In addition, the Company remodels existing stores in conjunction with its ongoing program of lease renewals and extensions. In fiscal 2004, DEB remodeled 17 stores, with 10-15 stores scheduled to be remodeled in fiscal 2005. The Company carefully evaluates the profitability




I WANNA BE YOUR BABYDOLL
WRAP ME UP NICE AND TIGHT
Kiss Me
Baby
LOVE ME THROUGH THE NIGHT
Whisper Softly To Me

of individual stores, and closes those stores that it believes cannot become profitable or maintain profitability. DEB's overall store expansion and store closing plan is designed to improve the profitability of its portfolio of stores. In fiscal 2004, the Company opened 13 stores and closed eight stores. During fiscal 2005, the Company plans to increase the net number of stores in operation by five to ten locations. DEB will continue to close unprofitable stores, when appropriate, in the coming year.

The Company's merchandising philosophy is to provide its customers with the latest fashionable merchandise at very competitive prices.







Pricing continues to be the dominant factor that drives DEB's merchandising philosophy. DEB prices merchandise aggressively at the point of distribution and maintains a policy of selective weekly markdowns based on merchandise turnover. This enables the Company to maintain fresh inventories and to provide its customers with a broad selection of merchandise at appealing price points.

Visual merchandising is essential to the Company's business. DEB stores provide customers with a broad and deep assortment of fashionable and basic merchandise, all of which is attractively presented. In an effort to draw customers further into the store, DEB's approach to visual merchandising creates an image of depth. Merchandise is displayed





using coordinated and accessorized fashion displays. Items are also layered together to suggest groupings that encourage multiple unit sales. The Company also replenishes store inventories at least twice each week to provide a constantly changing and updated choice of merchandise.

The Internet remains a growth opportunity for retailers, and DEB embraces that opportunity enthusiastically. The Company's website, debshops.com, serves as a fun and exciting marketing tool that promotes the Company and its stores and provides investor and company information. The website shows up-to-date seasonal fashions that can be found at the Company's stores. This year, debshops.com has undergone a complete redesign. The new website has pages







that are easier to follow and delivers the kind of excitement that speaks directly to our main demographic— teen females, 13 to 18 years old. In addition to the new design, the site is now e-commerce enabled. Several divisions, including the entire selection of prom and special occasion dresses can now be ordered directly on-line. The Company believes that debshops.com will continue to drive sales towards stores and increase DEB's name recognition.

The Company's computer-controlled sorting and distribution system, which is located in its 280,000 square foot warehouse, affords a highly efficient means of distributing merchandise. The distribution system, warehouse space and office facility provide the Company with the capacity to accommodate up to 600 stores in a single shift.




SPORT
08
NEW YORK
55
UNIVERSITY
ATHLETICS

DEB's point-of-sale merchandise data system provides daily sales results from each store. The Company uses this information to react promptly to consumer buying trends. Accurate decisions for purchasing and markdowns are vital to maintaining a competitive position in the ever-changing retail environment. DEB's merchandising personnel use information provided from the data processing system to assist in making initial distribution and restocking decisions.

DEB's experienced management team and financial flexibility have been key contributing factors to the strength of its operations. The management group consists of individuals who believe in the philosophies on which the organization was founded and share its dedication to long-term growth.






Your lips keep moving
But all I hear is
Blah, Blah, Blah...

Deb Shops, Inc.
www.debshops.com



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 31, 2004

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________ to ____________

Commission File Number: 0-12188

DEB SHOPS, INC.

(Exact name of registrant as specified in its charter)

9401 Blue Grass Road, Philadelphia, PA 19114
(Address of principal executive offices and zip code)

Pennsylvania	23-1913593
(State of Incorporation)	(IRS Employer Identification No.)

(215) 676-6000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: NONE
Securities registered pursuant to Section 12(g) of the Act: Common Stock, par value $.01 per share.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2).
Yes ☒ No ☐

As of March 31, 2004, 13,684,900 shares of the registrant's Common Stock, par value $.01 per share, were outstanding. As of July 31, 2003, the aggregate market value of the registrant's Common Stock, par value $.01 per share, held by non-affiliates was approximately $89,298,000.

DOCUMENTS INCORPORATED BY REFERENCE

Registrant's Definitive Proxy Statement to be filed within 120 days after the end of the fiscal year in connection with the Annual Meeting to be held on May 19, 2004 - incorporated in Part III.

Deb Shops, Inc. (the "Company") has made in this report, and from time to time may otherwise make, "forward-looking statements" (as that term is defined under federal securities laws) concerning the Company's future operations, performance, profitability, revenues, expenses, earnings and financial condition. This report includes, in particular, forward-looking statements regarding expectations of future performance, store openings and closings and other matters. Such forward-looking statements are subject to various risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors. Such factors may include, but are not limited to, the Company's ability to improve or maintain sales and margins, respond to changes in fashion, find suitable retail locations and attract and retain key management personnel. Such factors may also include other risks and uncertainties detailed in the Company's other filings with the Securities and Exchange Commission ("SEC"). The Company assumes no obligation to update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

PART I

Item 1. Business

General

The Company operates 332 women's and men's specialty apparel retail stores in regional malls and strip shopping centers principally located in the East and Midwest regions of the United States. The Company operates 323 stores under the name "DEB" which offer moderately priced, fashionable, coordinated women's sportswear, dresses, coats, lingerie, accessories and shoes for junior and plus sizes. DEB merchandise consists of clothing and accessories appealing primarily to the fashion-conscious junior and plus-sized female consumers between the ages of 13 and 25. In addition, the Company operates three outlet stores under the name "CSO." The outlet stores offer the same merchandise as DEB at reduced prices and serve as clearance stores for slow-moving inventory. One hundred and twenty-eight of the DEB stores contain plus-size departments. The Company also operates six apparel retail stores under the name "Tops 'N Bottoms." The Tops 'N Bottoms stores sell moderately priced men's and women's apparel. Eighteen of the DEB stores contain Tops 'N Bottoms departments. Store information is as of January 31, 2004 unless otherwise indicated.

Merchandising and Marketing

DEB specializes in junior-sized merchandise and offers an extensive selection of colors and styles. The merchandise is attractively presented in groups coordinated by color and style to assist customers in locating items of their choice and creating outfits of their own.

The merchandise offered in DEB's plus-size departments is designed for the plus-sized customer between the ages of 13 and 25. The merchandise is young looking and the fit is adjusted to this customer. Prices are affordable and very competitive.

Tops 'N Bottoms caters primarily to young men and junior-sized women. Much of the merchandise is brand named and unisex.

The Company purchases merchandise in volume, sells at popular prices, and has a policy of early markdowns of slow-moving inventory. A special effort is made to select and present coordinated outfits on a rotating basis and featured merchandise is changed approximately twice a week.

A computerized point-of-sale merchandise data system provides detailed daily information regarding sales and inventory levels by style, color, class and department, thereby permitting the Company to analyze market trends and changing store needs. Since merchandising statistics are available on a daily basis, the Company can identify slow-moving merchandise and respond to customer buying trends when making repurchase decisions and markdown adjustments. This assists the Company in its effort to maintain current and fresh merchandise in its stores.

The Company experiences the normal seasonal pattern of the retail apparel industry with its peak sales occurring during the Christmas, Back-to-School and Spring periods. To keep merchandise fresh and fashionable, slow-moving merchandise is marked down throughout the year. End-of-season sales are conducted twice per year (in the second and fourth quarters), in keeping with the Company's policy of carrying a minimal amount of seasonal merchandise over from one year to another. At the end of the season, any unsold merchandise is transferred to the Company's CSO stores.

Stores

During the fiscal year ended January 31, 2004 ("fiscal 2004"), the Company opened 13 stores and closed eight stores. Eleven of the new stores have Plus departments. The Company also added Plus departments to 12 existing DEB stores and converted one Plus location to a Junior / Plus combination store. The Company currently plans to open 10-15 new stores in the fiscal year ending January 31, 2005 ("fiscal 2005"), 7-12 of which are expected to have Plus departments. The Company also expects to remodel 10-15 locations. The Company is currently scheduled to close four stores in the first half of fiscal 2005. The Company plans to continue to carefully evaluate the profitability of individual stores and close those stores that it believes cannot become profitable or maintain profitability.

The following table shows apparel store openings and closings for the last five fiscal years:

	Year Ended January 31,				
	2004	**2003**	**2002**	**2001**	**2000**
Open at beginning of fiscal year	327	309	291	285	273
Opened during fiscal year	13	23	23	13	17
Closed during fiscal year	(8)	(5)	(5)	(7)	(5)
Open at end of fiscal year	332	327	309	291	285

The Company's 332 stores are located in 41 states, principally in the East and Midwest portions of the United States. The following table lists the number of stores operating within each geographic region of the country.

Region	**Number of stores**
Midwest	143
East	119
West	37
New England	22
South	11
Total	332

DEB stores, which average 5,900 square feet, are located primarily in enclosed regional malls and selected strip shopping centers. DEB stores with Tops 'N Bottoms or DEB PLUS departments average 8,000 square feet and are located primarily in enclosed regional malls. Tops 'N Bottoms stores are all located in enclosed regional malls and range in size from 2,400 to 3,400 square feet. New stores are opened in existing malls, existing mall expansions, new malls and occasionally strip shopping centers. Factors considered in opening new stores include the availability of suitable locations and satisfactory lease terms, both of which are considered essential to successful operations. Key considerations in selecting sites for new stores include the geographic location of the center, the demographics of the surrounding area, the principal specialty and "anchor" stores within the center, expected customer traffic within the center, and the location of the Company's store within the center itself.

Stores are distinctively designed for customer identification and are remodeled periodically as necessary. The stores are open during mall operating hours, which are generally from 10:00 A.M. to 9:30 P.M., Monday through Saturday, and from Noon to 5:00 P.M. on Sunday.

Operations

Payments for most of the Company's sales are made by cash or Visa, MasterCard or Discover credit card, with the balance made by check. For customer convenience, the Company provides layaway plans. The Company's policy is to permit returns of merchandise for exchange or full cash or credit refund, at the customer's preference.

The Company purchases its merchandise from a number of suppliers, both domestic and foreign, and is not materially dependent on any one supplier. All merchandise is shipped directly from vendors to the Company's central distribution facility, where it is inspected before being shipped to individual stores. The Company distributes its inventory by common carrier and leased trucks.

The responsibility for managing the Company's stores rests with the Director of Store Operations and a staff of 41 employees consisting of an Assistant Director of Store Operations and Regional and District Managers. A Regional Manager is responsible for an average of six districts. A District Manager is responsible for an average of 10 stores, each of which is staffed by a Store Manager and two Assistant Store Managers. The District and Regional Managers visit the stores regularly to review merchandise levels, content and presentation, staff training and other personnel issues, store security and cleanliness and adherence to standard operating procedures.

The merchandising department consists of 41 employees, including the Senior Vice President, Merchandising, Merchandise Managers, Buyers and support staff. The department is responsible for purchasing, pricing (including markdowns), inventory planning and allocating merchandise among the stores. The merchandising department's staff is organized in the following categories: sportswear, dresses, coats, lingerie, hosiery, shoes and accessories.

At January 31, 2004, the Company had approximately 3,600 employees, 68% of whom were employed on a part-time basis. The Company has a collective bargaining agreement with the United Paperworkers International Union, Philadelphia Local 286 ("UPIU") that expires on December 31, 2004. The UPIU represents approximately 100 of the Company's warehouse employees. The Company considers its employee relations to be good.

Competition

The retail sale of apparel is an extremely competitive business with numerous individual and chain store competitors, including specialty shops as well as regional and national department store chains. Many of the Company's competitors are considerably larger than the Company and have substantially greater financial and other resources.

The primary elements of competition are merchandise style, selection, quality, display and price, as well as store location and design. The Company believes that its strategy for the DEB stores of specializing in the junior and plus-size sportswear market and its ability to effect volume purchases are important elements in its operations. Brand name merchandise is not a significant factor in the Company's sales.

Atlantic Books

The Atlantic Books chain ("BMI") was acquired in October 1995, and was sold effective as of September 30, 2001. For a discussion of the results of operations of the book business for the period ended September 30, 2001, and the effect of the sale of the book business on the Company, see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Available Information

The Company's principal Internet address is www.debshops.com. The Company makes available free of charge on www.debshops.com its annual, quarterly, and current reports, and amendments to those reports, including exhibits thereto, as soon as reasonably practicable after it electronically files such material with, or furnishes it to, the SEC. The Company's historical filings can also be accessed directly from the SEC's website at www.sec.gov. The Company's Audit and Nominating Committee charters, as well as the Company's Code of Business Conduct & Ethics, are also available on www.debshops.com.

Item 2. Properties

The Company leases all of its stores. The internal layout and fixtures of each store are designed and constructed under contracts with third parties.

Under most leases, the Company is required to pay, in addition to fixed minimum rental payments, charges for real estate taxes, common area maintenance fees, utility charges, insurance premiums, mall association charges and contingent rentals based upon a percentage of sales in excess of specified amounts.

The following table shows the current expiration dates of executed store leases, existing at January 31, 2004. In many cases, the Company has renewal options.

Calendar Years	Number of Leases Expiring
2004 – 2005	81
2006 – 2007	76
2008 – 2009	63
2010 – 2011	29
2012 – 2013	44
2014 – 2015	25
2016 and thereafter	14
Total	332

The Company leases its warehouse, distribution and office space, aggregating 280,000 square feet, pursuant to a lease that, as amended, expires in 2007. This facility is a modern, one-story industrial building situated on approximately 20 acres in the northeast section of Philadelphia, Pennsylvania. See Item 13. Certain Relationships and Related Transactions.

With respect to the geographic locations of present stores, see Item 1. Business – Stores.

Item 3. Legal Proceedings

The Company is subject to legal proceedings, employment issues and claims that arise in the ordinary course of its business. Management, after consultation with outside legal counsel, does not believe that the ultimate disposition of such proceedings will have a material adverse effect on the Company's consolidated financial position or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

None.

Executive Officers of the Registrant

Pursuant to General Instruction G(3) of Form 10-K, the following list is included as an unnumbered Item in Part I of this Report in lieu of being included in the Definitive Proxy Statement for the Annual Meeting of Shareholders to be held on May 19, 2004.

The executive officers of the Company, each of whom serves at the discretion of the Board of Directors, are as follows:

Name	Age	Position with Company	Officer Since
Marvin Rounick	63	Director, President and Chief Executive Officer	1973
Warren Weiner	60	Director, Executive Vice President, Secretary and Treasurer	1973
Allan Laufgraben	65	Senior Vice President, Merchandising	1995
Barry J. Susson	41	Chief Financial Officer	2003
Stanley A. Uhr	58	Vice President, Real Estate and Corporate Counsel	1988
Stephen P. Smith	44	Vice President, Information Systems	1998
Joan M. Nolan	51	Controller	1998

Marvin Rounick has been employed by the Company since 1961. Since 1979, he has served as President and Chief Executive Officer.

Warren Weiner was employed by the Company from 1965 until 1975. He rejoined the Company in January 1982, as Executive Vice President, Secretary and Treasurer.

Allan Laufgraben has been employed by the Company since December 1995, as Senior Vice President, Merchandising.

Barry J. Susson has been employed by the Company since February 2003, as Chief Financial Officer. From September 2000 to January 2003, he was Vice President of Finance of Forman Mills, Inc.; from October 1998 to August 2000, he was Executive Vice President and Chief Financial Officer of Dollar Express, Inc.

Stanley A. Uhr has been employed by the Company since 1987. Since March 1988, he has served as Vice President, Real Estate and Corporate Counsel.

Stephen P. Smith has been employed by the Company since 1985. Since May 1998, he has served as Vice President – Information Systems.

Joan M. Nolan has been employed by the Company since November 1998, as Controller.

PART II

Item 5. Market for the Registrant's Common Equity and Related Stockholder Matters

Market Information

The Company's Common Stock is traded on the NASDAQ National Market under the symbol: DEBS.

The following table sets forth quarterly high and low sales prices for the two most recent fiscal years:

2004	High	Low
First Quarter	**$20.010**	**$16.850**
Second Quarter	**$20.450**	**$18.640**
Third Quarter	**$20.090**	**$17.780**
Fourth Quarter	**$22.350**	**$18.900**

2003	High	Low
First Quarter	**$29.990**	**$23.650**
Second Quarter	**$33.779**	**$27.320**
Third Quarter	**$29.100**	**$19.110**
Fourth Quarter	**$26.469**	**$20.000**

Holders

As of March 31, 2004, there were 186 record holders and approximately 2,332 beneficial holders of the Company's Common Stock.

Dividends

The Company paid regular quarterly dividends for each of the two most recent fiscal years. The per-share amount of the quarterly dividends paid in each of the first two quarters of fiscal 2003 was $0.075 and in each of the last two quarters of fiscal 2003 and in each of the first two quarters of fiscal 2004 was $0.10. The per-share amount of the quarterly dividends paid in each of the last two quarters of fiscal 2004 was $0.125. The Company also paid special dividends of $0.05 per share in the third quarters of fiscal 2003 and 2004. The Company currently intends to follow a policy of regular quarterly dividends, subject to earnings, capital requirements and the operating and financial condition of the Company, among other factors.

Item 6. Selected Financial Data

The following selected financial data is derived from the consolidated financial statements of the Company. The data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations as well as the consolidated financial statements, related notes, and other financial information included herein.

Deb Shops, Inc. and Subsidiaries
Consolidated Financial Highlights

	Year Ended January 31,				
(in thousands, except per share data)	2004	2003	2002	2001	2000
Net sales	$298,646	$317,722	$307,582	$287,263	$270,032
Gross margin	91,952	110,171	107,257	97,206	92,634
Operating income	18,530	39,097	33,439	34,477	35,566
Net income	12,767	25,488	23,590	24,841	24,462
Net income per common share – basic	0.93	1.86	1.74	1.85	1.84
Net income per common share – diluted	0.93	1.84	1.73	1.83	1.81
Weighted average shares outstanding – basic	13,685	13,672	13,546	13,379	13,230
Weighted average shares outstanding – diluted	13,685	13,815	13,629	13,519	13,494
Total assets	222,748	213,390	195,943	172,916	148,271
Capital lease obligation – long-term	---	---	---	301	741
Shareholders' equity	183,564	178,038	157,958	137,759	114,818
Book value per share at year end	13.41	13.01	11.59	10.23	8.61
Cash dividends declared per share of common stock	.525	.425	.325	.200	.200

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

This Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the financial statements and accompanying notes appearing elsewhere in this report. As used in this report, the terms "fiscal 2004," "fiscal 2003," and "fiscal 2002," refer to our fiscal years ended January 31, 2004, 2003 and 2002, respectively. The term "fiscal 2005" refers to our fiscal year that will end on January 31, 2005.

The Company operates 332 women's and men's specialty apparel retail stores in regional malls and strip shopping centers principally located in the East and Midwest regions of the United States. The Company operates 323 stores under the name "DEB" which offer moderately priced, fashionable, coordinated women's sportswear, dresses, coats, lingerie, accessories and shoes for junior and plus sizes. In addition, the Company operates three outlet stores under the name "CSO." The outlet stores offer the same merchandise as DEB at reduced prices and serve as clearance stores for slow-moving inventory. One hundred and twenty-eight of the DEB stores contain plus-size departments. The Company also operates six apparel retail stores under the name "Tops 'N Bottoms." The Tops 'N Bottoms stores sell moderately priced men's and women's apparel. Eighteen of the DEB stores contain Tops 'N Bottoms departments.

By most of the Company's operating measures, fiscal 2004 was disappointing. Declines in the Company's same-store sales that began in the summer of fiscal 2003 continued throughout fiscal 2004, resulting in decreases in sales and earnings versus fiscal 2003. The Company believes this difficult operating environment was the result of economic softness in the Company's core markets, poor weather in the early part of the year and an overall decline in mall traffic. Combined with a lack of clear fashion direction within the fashion-conscious junior market, these factors caused the Company's financial performance to fall below expectations.

Effective as of September 30, 2001, the Company sold the stock of its subsidiary, Books Management, Inc. ("BMI"). For the eight months ended September 30, 2001, BMI had net sales of $11,897,000 and operating income of $662,000. As a result of the transaction, the Company recorded a pretax loss of $7,381,000 ($4,611,000 net of tax, or a loss per share of $0.34).

Comparison of the Company's results of operations for fiscal 2003 versus fiscal 2002 are discussed below on a consolidated basis and separately for the apparel business to provide relevant information concerning the Company's retail apparel store business. Since BMI was sold during fiscal 2002, its operations are not included in fiscal 2004 or fiscal 2003. As a result, this separate comparison is not necessary when comparing fiscal 2004 to fiscal 2003.

The following table sets forth certain store information:

	Store Data[1] Year Ended January 31,		
	2004	2003	2002
Stores open at end of the year	332	327	309
Average number in operation during the year	331	320	295
Average net sales per store (in thousands)	$ 902	$ 994	$1,002
Average operating income per store (in thousands)	$ 56	$ 122	$ 138
Comparable store sales[2] - percent change	(9.7)%	0.1%	3.8%

Fiscal 2004 compared to Fiscal 2003

Net sales

Net sales decreased $19,076,000, or 6.0%, to $298,646,000 in fiscal 2004 from $317,722,000 in fiscal 2003. The decrease in net sales was due to a 9.7% or $31,066,000 decrease in comparable store sales, partially offset by sales from new stores of $11,990,000. The decrease is believed to be attributable to economic softness in the Company's core markets, principally the East and Midwest portions of the United States. Additional factors that are believed to have contributed to the decrease during this period were higher gas prices, unfavorable weather conditions during the first four months of fiscal 2004 and the resulting merchandising challenges created by those conditions.

Cost of sales, including buying and occupancy costs

Cost of sales, including buying and occupancy costs, decreased $856,000 or 0.4%, to $206,694,000 in fiscal 2004 from $207,550,000 in fiscal 2003. As a percentage of net sales, these costs increased to 69.2% in fiscal 2004 from 65.3% in fiscal 2003. The nominal decrease between periods was due to the overall decrease in sales. The increase as a percentage of net sales was due to increased markdowns taken to stimulate sales as well as the de-leveraging of buying and occupancy costs as a result of the comparable store sales decrease. Buying and occupancy costs were 17.4% and 15.7% of net sales for fiscal 2004 and 2003, respectively.

Selling and administrative expenses

Selling and administrative expenses increased $1,895,000 or 2.8%, to $69,100,000 in fiscal 2004 from $67,205,000 in fiscal 2003. As a percentage of net sales, these costs increased to 23.1% in fiscal 2004 from 21.1% in fiscal 2003. The $1,895,000 increase was due to increases in health, property and casualty insurance costs as well as an increase in store payroll costs, partially resulting from an increase in the number of stores in operation. The increase as a percentage of sales was also due to these cost increases as well as the de-leveraging of selling and administrative costs as a result of the comparable store sales decrease.

---

1 Includes Tops 'N Bottoms stores

2 Comparable store sales includes stores opened for both periods. A store is added to the comparable store base in its 13th month of operation.

Depreciation and amortization

Depreciation and amortization expense increased $452,000 or 11.7%, to $4,322,000 in fiscal 2004 from $3,869,000 in fiscal 2003. As a percentage of net sales, these expenses increased to 1.5% in fiscal 2004 from 1.2% in fiscal 2003. The $452,000 increase was due to the full year depreciation expense recorded in fiscal 2004 for stores placed in service during fiscal 2003, additional depreciation expense related to the new and remodeled stores opened in fiscal 2004 and from $181,000 in asset impairment charges recorded for two unprofitable stores. The increase as a percentage of sales was also due to these expense increases as well as the de-leveraging of depreciation and amortization expense as a result of the comparable store sales decrease.

Operating income

Operating income decreased $20,567,000 or 52.6%, to $18,530,000 in fiscal 2004 from $39,097,000 in fiscal 2003. As a percentage of net sales, operating income declined to 6.2% in fiscal 2004 from 12.3% in fiscal 2003. The absolute and percentage decreases were due to the aforementioned decrease in gross profit margin, and increases in selling and administrative and depreciation and amortization expenses.

Other income, principally interest

Other income, principally interest, decreased $498,000 or 26.7% to $1,365,000 in fiscal 2004 from $1,864,000 in fiscal 2003. Other income is offset by losses on disposition of fixed assets of $280,000 in fiscal 2004 and $138,000 in fiscal 2003. The decrease between fiscal periods was primarily the result of lower average interest rates in fiscal 2004 versus fiscal 2003, partially offset by higher cash balances.

Income tax provision

The income tax provision for fiscal 2004 was $7,129,000, resulting in a 35.8% effective tax rate, as compared to $15,472,000 and a 37.8% effective tax rate for fiscal 2003. The decrease in the effective rate between fiscal periods resulted from the fact that, due to the decline in year over year earnings, current year tax-exempt interest earnings represented a greater percentage of pre tax earnings. The effective tax rate in both fiscal years was greater than the statutory federal rate, primarily as a result of state income taxes, partially offset by tax-exempt interest.

Fiscal 2003 compared to Fiscal 2002 - Consolidated

Net sales

Net sales increased $10,139,000, or 3.3%, to $317,722,000 in fiscal 2003 from $307,582,000 in fiscal 2002. The increase resulted from an increase in the number of stores in operation and a comparable store sales increase of 0.1%, offset by the fiscal 2002 sale of BMI. As previously mentioned, BMI had net sales of $11,897,000 in fiscal 2002.

Other income, principally interest

Other income, principally interest, decreased $2,037,000 or 52.2% to $1,864,000 in fiscal 2003 from $3,901,000 in fiscal 2002. Other income is offset by losses on disposition of fixed assets. The decrease between fiscal periods was primarily the result of declining interest rates throughout fiscal 2003, partially offset by higher cash balances.

Income before income taxes

Income before income taxes increased $3,621,000 or 9.7% to $40,960,000 in fiscal 2003 from $37,340,000 in fiscal 2002. As a percentage of net sales, income before income taxes increased to 12.9% in fiscal 2003 from 12.1% in fiscal 2002. The absolute and percentage increases were primarily due to the loss from the sale of BMI recorded in fiscal 2002. Increases in cost of sales and selling and administrative expenses and a reduction in other income were the primary contributors to the overall decline in income before income taxes after considering the loss on the sale of BMI in fiscal 2002.

Income tax provision

The income tax provision for fiscal 2003 was $15,472,000, resulting in a 37.8% effective tax rate, as compared to $13,750,000 and a 36.8% effective tax rate for fiscal 2002. The increase in the effective rate between fiscal periods resulted from the fact that tax-exempt earnings represented a smaller percentage of pre tax earnings in fiscal 2003 versus fiscal 2002. The effective tax rate in both fiscal years was greater than the statutory federal rate, primarily as a result of state income taxes, partially offset by tax-exempt interest.

Fiscal 2003 compared to Fiscal 2002 – Apparel Business

Net sales

Net sales increased $22,037,000, or 7.5%, to $317,722,000 in fiscal 2003 from $295,685,000 in fiscal 2002. The increase resulted from an increase in the number of stores in operation and a comparable store sales increase of 0.1%.

Cost of sales, including buying and occupancy costs

Cost of sales, including buying and occupancy costs, increased $15,742,000 or 8.2%, to $207,526,000 in fiscal 2003 from $191,784,000 in fiscal 2002. As a percentage of net sales, these costs increased to 65.3% in fiscal 2003 from 64.9% in fiscal 2002. The $15,742,000 increase was principally due to the increase in net sales. The increase as a percentage of net sales was due to decreased gross profit margins in the fourth quarter of fiscal 2003. Buying and occupancy costs were 15.7% and 15.6% of net sales for fiscal 2003 and 2002, respectively.

Selling and administrative expenses

Selling and administrative expenses increased $7,404,000 or 12.4%, to $67,184,000 in fiscal 2003 from $59,780,000 in fiscal 2002. As a percentage of net sales, these costs increased to 21.1% in fiscal 2003 from 20.2% in fiscal 2002. The increase in these expenses between fiscal years was primarily due to increased personnel and benefit costs, partially resulting from the increase in the number of stores in operation during fiscal 2003.

Depreciation and amortization

Depreciation and amortization expense increased $283,000 or 8.0%, to $3,811,000 in fiscal 2003 from $3,528,000 in fiscal 2002. As a percentage of net sales, these expenses remained consistent at 1.2%. The $283,000 increase was due to the additional fixed assets placed into service from the net opening of 18 new stores.

Operating income

Operating income decreased $1,393,000 or 3.4%, to $39,201,000 in fiscal 2003 from $40,594,000 in fiscal 2002. As a percentage of net sales, operating income declined to 12.3% in fiscal 2003 from 13.7% in fiscal 2002. The absolute and percentage decreases were due to the aforementioned decrease in gross profit margin and increases in selling and administrative and depreciation and amortization expenses.

Liquidity and Capital Resources - Consolidated

As of January 31, 2004, the Company had cash and cash equivalents of $166,264,000 compared to $152,617,000 as of January 31, 2003, and $135,252,000 as of January 31, 2002. These funds are invested principally in money market mutual funds and short-term municipal bonds, all of which are fully insured or guaranteed by letters of credit. The Company does not invest for trading purposes. Accordingly, the Company does not believe it has significant exposure to market risk with respect to its investments.

During the past three fiscal years, the Company internally funded all of its operating needs, including capital expenditures for the opening of new stores and the remodeling of existing stores. Total cash provided by operating activities, for fiscal 2004, 2003 and 2002, was $22,398,000, $27,612,000 and $32,341,000, respectively. For fiscal 2004, cash provided by operations was the result of net income, increased by depreciation; an increase in trade accounts payable and a decrease in merchandise inventories, offset by a net decrease in accrued expenses and income taxes payable. For fiscal 2003, cash provided by operations was the result of net income increased by depreciation and a reduction in inventory, offset by a net decrease in accounts payable and accrued expenses. For fiscal 2002, cash provided by operations was the result of net income adjusted for the loss on the sale of BMI and non cash charges for depreciation and amortization and changes in operating assets and liabilities, including an increase in trade accounts payable and income taxes payable offset by an increase in merchandise inventories. The inventory turnover rate for the apparel business was approximately 2.9, 3.0, and 3.2 times for fiscal 2004, 2003 and 2002, respectively.

Net cash used in investing activities was $1,853,000, $4,841,000 and $5,256,000 for fiscal 2004, 2003 and 2002, respectively. During these fiscal years, these funds were principally used for the opening of new stores and the remodeling of existing stores and in fiscal 2002 were partially offset by the proceeds from the sale of BMI. The fiscal 2004 versus fiscal 2003 decrease in cash used in investing activities was due to the fact that during fiscal 2004, the Company opened 13 new stores and remodeled 17 as compared to 23 new stores and 16 remodels during fiscal 2003.

Net cash used in financing activities was $6,898,000, $5,406,000 and $3,482,000 for fiscal 2004, 2003 and 2002, respectively. During these fiscal years, these funds were principally used for the payment of dividends on preferred and common stock. In fiscal 2003 and fiscal 2002, these amounts were partially offset by the proceeds from the exercise of stock options.

The Company believes that internally generated funds will be sufficient to meet its anticipated capital expenditures, none of which are material, and current operating needs. The Company had an unsecured line of credit in the amount of $20,000,000 as of January 31, 2004. Of this amount, $1,638,000 was outstanding as letters of credit for the purchase of inventory. The Company leases its retail apparel stores, warehouse and office building for periods ranging from one to 20 years. Following is a summary of the Company's contractual obligations for minimum rental payments on its non-cancelable operating leases and minimum payments on its other commitments as of January 31, 2004:

		Payments Due by Period			
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Operating leases	$143,501,000	$24,427,000	$42,840,000	$30,427,000	$45,807,000
Other commitments	1,638,000	1,638,000	---	---	---
Total	$145,139,000	$26,065,000	$42,840,000	$30,427,000	$45,807,000

Seasonal Nature of Operations

During fiscal 2004, approximately 27% and 67% of the Company's net sales and net income occurred during the fourth quarter, as compared to 26% and 46% of the Company's net sales and net income for fiscal 2003. The fourth quarter includes the Christmas selling season. The increase in the percentage of the Company's fiscal 2004 fourth quarter net income compared to the fourth quarter of fiscal 2003 was due to the decline in net income for the first three quarters of fiscal 2004 versus the comparable period in fiscal 2003. See "Quarterly Financial Information (Unaudited)" and the preceding discussions on "Fiscal 2004 compared to Fiscal 2003" and "Fiscal 2003 compared to Fiscal 2002."

Critical Accounting Policies

The financial statements and accompanying notes included in Item 8. Financial Statements and Supplementary Data have been prepared in conformity with accounting principles generally accepted in the United States. This requires the Company to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates and assumptions are based on historical experience, analysis of current trends, and various other factors that the Company believes to be reasonable under the circumstances. Actual results could differ from those estimates under different assumptions or conditions.

Periodically, the Company's accounting policies, assumptions, and estimates are reevaluated and adjustments are made when facts and circumstances warrant. Historically, actual results have not differed materially from those determined using required estimates. The Company's significant accounting policies are described in the notes accompanying the financial statements included in Item 8. Financial Statements and Supplementary Data. However, the Company considers the following accounting policies to be more dependent on the use of estimates and assumptions.

Revenue Recognition

Revenue from merchandise sales is net of returns and allowances and excludes sales tax. The provisions of the SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," have been applied, and as a result, a reserve is provided for estimated future sales returns that is based on an analysis of actual returns received following the end of each fiscal period. The Company also defers the recognition of layaway sales to the date of delivery. A change in the actual rate of sales returns and layaway sales experience would affect the amount of revenue recognized.

Inventories

Merchandise inventories are valued at the lower of cost or market as determined by the retail inventory method (first-in, first-out method), which is an averaging method that is widely used in the retail industry. Under the retail inventory method ("RIM"), the valuation of inventories at cost and the resulting gross margins are adjusted based on the effects of markdowns and shrinkage relating to the Company's retail inventories. The use of the RIM will result in valuing inventories at the lower of cost or market if markdowns are currently taken as a reduction of the retail value of inventories. The RIM calculation involves certain significant management judgments and estimates including, among others, initial merchandise pricing, markups, markdowns, and shrinkage, all of which affect the ending inventory valuation at cost as well as resulting gross margins. Events such as store closings, liquidations, and the general economic environment for retail apparel sales could result in an increase in the level of markdowns, which under the RIM would result in lower inventory values and an increase to cost of goods sold as a percentage of net sales in future periods. In addition, failure to estimate markdowns currently would result in an overstatement of inventory cost under the lower of cost or market principle.

Income Taxes

As part of the periodic financial statement closing process, the Company estimates its income tax liability and assesses the recoverability of deferred tax assets. Income taxes payable are estimated based on enacted tax rates applied to the income expected to be taxed currently. The realizability of deferred tax assets is assessed based on the availability of carrybacks of future deductible amounts and the projection of future taxable income. The Company cannot guarantee that it will be profitable in future years. Historically, there have not been significant differences between the estimated tax accrual versus actual amounts.

Impairment of Long-Lived Assets

As required under Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), the Company is required to assess its long-lived assets for recoverability whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When evaluating potential impairment, consideration is given to historical performance and future estimated results. The carrying amount of the asset is then compared to the estimated future undiscounted cash flows expected to result from the use of the asset. If the estimated future undiscounted cash flows are less than the carrying amount of the asset, such asset is written down to its estimated fair value and an impairment loss is recognized. During fiscal 2004, the Company recognized $181,000 in impairment charges related to two unprofitable stores. No impairment charges were recorded during fiscal 2003 or 2002.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

See the first paragraph under the caption "Liquidity and Capital Resources – Consolidated" in this Annual Report on Form 10-K for a discussion regarding quantitative and qualitative disclosures about market risk.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Deb Shops, Inc.

We have audited the accompanying consolidated balance sheets of Deb Shops, Inc. and subsidiaries as of January 31, 2004 and 2003, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended January 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Deb Shops, Inc. and subsidiaries at January 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 31, 2004, in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP

Philadelphia, Pennsylvania
March 8, 2004

DEB SHOPS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended January 31,		
	2004	2003	2002
Net sales	$298,645,811	$317,721,720	$307,582,342
Costs and expenses:			
Cost of sales, including buying and occupancy costs	206,693,546	207,550,269	200,324,875
Selling and administrative	69,100,302	67,205,182	62,511,260
Depreciation and amortization	4,321,598	3,869,277	3,925,895
Loss on sale of subsidiary	---	---	7,381,152
	280,115,446	278,624,728	274,143,182
Operating income	18,530,365	39,096,992	33,439,160
Other income, principally interest	1,365,255	1,863,502	3,900,582
Income before income taxes	19,895,620	40,960,494	37,339,742
Income tax provision	7,129,000	15,472,000	13,750,000
Net income	$ 12,766,620	$ 25,488,494	$ 23,589,742
Net income per common share			
Basic	$ 0.93	$ 1.86	$ 1.74
Diluted	$ 0.93	$ 1.84	$ 1.73
Weighted average number of common shares outstanding			
Basic	13,684,900	13,672,073	13,546,132
Diluted	13,684,900	13,815,059	13,628,621

See notes to consolidated financial statements.

DEB SHOPS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	January 31, 2004	January 31, 2003
ASSETS		
Current Assets		
Cash and cash equivalents	$166,264,418	$152,617,355
Merchandise inventories	28,264,675	29,911,290
Prepaid expenses and other	3,150,882	2,692,479
Deferred income taxes	1,260,191	1,453,227
Total current assets	198,940,166	186,674,351
Property, Plant and Equipment - at cost		
Land	150,000	150,000
Buildings	2,365,697	2,365,697
Leasehold improvements	40,566,558	42,135,335
Furniture and equipment	16,656,545	17,619,473
	59,738,800	62,270,505
Less accumulated depreciation and amortization	42,625,923	42,409,030
Net property, plant and equipment	17,112,877	19,861,475
Other Assets		
Deferred income taxes	4,732,846	4,892,273
Other	1,962,223	1,962,223
Total other assets	6,695,069	6,854,496
Total assets	$222,748,112	$213,390,322
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Trade accounts payable	$ 26,523,559	$ 21,616,666
Accrued expenses and other	10,649,923	9,864,161
Income taxes payable	2,010,234	3,871,945
Total current liabilities	39,183,716	35,352,772
Shareholders' Equity		
Series A preferred stock, par value $1.00 per share:		
Authorized - 5,000,000 shares		
Issued and outstanding - 460 shares,		
liquidation value $460,000	460	460
Common stock, par value $.01 per share:		
Authorized - 50,000,000 shares		
Issued - 15,688,290 shares	156,883	156,883
Additional paid-in capital	5,864,790	5,864,790
Retained earnings	189,966,983	184,440,137
	195,989,116	190,462,270
Less 2,003,390 common treasury shares, at cost	12,424,720	12,424,720
	183,564,396	178,037,550
Total liabilities and shareholders' equity	$222,748,112	$213,390,322

See notes to consolidated financial statements.

DEB SHOPS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock
Balances February 1, 2001	$460	$156,883	$5,864,790	$145,495,311	$(13,758,115)
Net income				23,589,742	
Dividends on preferred stock ($120 per share)				(55,200)	
Dividends on common stock ($.325 per share)				(4,410,593)	
Stock options exercised				113,714	961,285
Balances January 31, 2002	460	156,883	5,864,790	164,732,974	(12,796,830)
Net income				25,488,494	
Dividends on preferred stock ($120 per share)				(55,200)	
Dividends on common stock ($.425 per share)				(5,816,085)	
Stock options exercised				47,890	372,110
Tax benefit from exercise of stock options				42,064	
Balances January 31, 2003	460	156,883	5,864,790	184,440,137	(12,424,720)
Net income				12,766,620	
Dividends on preferred stock ($120 per share)				(55,200)	
Dividends on common stock ($.525 per share)				(7,184,574)	
Balances January 31, 2004	$460	$156,883	$5,864,790	$189,966,983	$(12,424,720)

See notes to consolidated financial statements.

DEB SHOPS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended January 31,		
	2004	2003	2002
Cash flows from operating activities:			
Net income	$ 12,766,620	$ 25,488,494	$ 23,589,742
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	4,321,598	3,869,277	3,925,895
Deferred income tax (benefit) provision	(449,000)	(799,000)	13,000
Loss on retirement of property, plant and equipment	280,397	138,021	116,274
Loss on sale of subsidiary	---	---	4,611,152
Changes in operating assets and liabilities, net of disposition of BMI:			
Decrease (increase) in merchandise inventories	1,646,615	1,130,423	(8,073,992)
(Increase) decrease in prepaid expenses and other	(458,022)	170,609	164,556
Increase (decrease) in trade accounts payable	4,906,893	(2,605,650)	5,550,856
Increase (decrease) in accrued expenses and other	443,639	650,684	(1,361,967)
(Decrease) increase in income taxes payable	(1,060,629)	(430,439)	3,805,517
Net cash provided by operating activities	22,398,111	27,612,419	32,341,033
Cash flows from investing activities:			
Purchases of property, plant and equipment	(1,853,397)	(4,840,947)	(6,264,862)
Proceeds from sale of subsidiary, net of cash retained	---	---	1,008,769
Net cash used in investing activities	(1,853,397)	(4,840,947)	(5,256,093)
Cash flows from financing activities:			
Preferred stock cash dividends paid	(55,200)	(55,200)	(55,200)
Common stock cash dividends paid	(6,842,451)	(5,469,463)	(4,062,220)
Proceeds from exercise of stock options	---	420,000	1,074,999
Principal payments under capital lease obligation	---	(301,117)	(439,400)
Net cash used in financing activities	(6,897,651)	(5,405,780)	(3,481,821)
Increase in cash and cash equivalents	13,647,063	17,365,692	23,603,119
Cash and cash equivalents at beginning of year	152,617,355	135,251,663	111,648,544
Cash and cash equivalents at end of year	$166,264,418	$152,617,355	$135,251,663
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest on capital lease obligation	$ ---	$ ---	$ 110,600
Income taxes, net	$ 8,542,787	$ 15,072,466	$ 12,117,156

See notes to consolidated financial statements.

- A - Summary of Significant Accounting Policies

Operation

Deb Shops, Inc. (the "Company") operates 332 women's and men's specialty apparel retail stores. The Company operates 323 stores under the name "DEB" which offer moderately priced, fashionable, coordinated women's sportswear, dresses, coats, lingerie, accessories and shoes for junior and plus sizes. In addition, the Company operates three outlet stores under the name "CSO." The outlet stores offer the same merchandise as DEB at reduced prices and serve as clearance stores for slow-moving inventory. One hundred and twenty-eight of the DEB stores contain plus-size departments. The Company also operates six apparel retail stores under the name "Tops 'N Bottoms." The Tops 'N Bottoms stores sell moderately priced men's and women's apparel. Eighteen of the DEB stores contain Tops 'N Bottoms departments. The Company's stores are located in regional malls and strip shopping centers principally located in the East and Midwest regions of the United States.

Consolidation

The consolidated financial statements of the Company include the accounts of the Company and its subsidiaries, after elimination of all intercompany transactions and accounts.

Management Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue from merchandise sales is net of returns and allowances and excludes sales tax. The provisions of the SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," have been applied, and as a result, a reserve is provided for estimated future sales returns that is based on an analysis of actual returns received following the end of each fiscal period. The Company also defers the recognition of layaway sales to the date of delivery.

Inventories

All apparel merchandise inventories are stated at the lower of cost (first-in, first-out method) or market, as determined by the retail inventory method.

Property, Plant and Equipment

Depreciation and amortization are computed using the straight-line method based upon estimated useful lives of the assets. Leasehold improvements are depreciated over the lesser of ten years or the remaining term of the lease. Furniture and equipment is depreciated over the lesser of seven years or the remaining term of the lease. Gain or loss on disposition of property, plant and equipment is included in other income.

Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When such events or circumstances arise, an estimate of the future undiscounted cash flows relating to the asset is compared to the asset's carrying value to determine if an impairment exists pursuant to the requirements of Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). If the asset is determined to be impaired, the impairment loss is measured based on the excess of its carrying value over its fair value. During fiscal 2004, the Company recognized $181,000 in impairment charges related to two unprofitable stores. No impairment charges were recorded during fiscal 2003 or 2002.

Cost of Sales

Cost of sales includes the cost of merchandise, buying (including freight costs) and occupancy costs. The cost of handling merchandise is included in selling and administrative costs.

Statements of Cash Flows

The Company considers all highly liquid investments with a maturity of less than three months when purchased to be cash equivalents. Included in cash and cash equivalents at January 31, 2004 and January 31, 2003 is $164,356,000 and $151,593,000, respectively of investments in money market mutual funds and short-term municipal bonds. These investments are carried at cost, which approximates market.

Stock-based Compensation Plans

In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" ("SFAS 148"). SFAS 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), to provide alternative methods for a voluntary transition to the fair-value method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure provisions of SFAS 123 and Accounting Principles Board ("APB") Opinion No. 28, "Interim Financial Reporting," to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. The adoption of the standard was effective for fiscal years and interim periods beginning after December 15, 2002. Rather than adopt the fair-value method of accounting for stock-based compensation, the Company chose to continue accounting for such items using the intrinsic value method. As required, the Company did adopt the disclosure provisions of this standard.

In February 2002, the Company adopted the Deb Shops, Inc. Incentive Stock Option Plan as Amended and Restated Effective January 1, 2002 (the "Plan"). The Plan is more fully described in Note F. The Company continues to use the accounting method under APB No. 25, "Accounting for Stock Issued to Employees," and related interpretations for the Plan. Under APB Opinion No. 25, generally, when the exercise price of the Company's stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, to all stock-related compensation.

For purposes of pro forma disclosures, the estimated fair value of the stock options under the Plan are amortized to expense over their vesting periods.

	Year Ended January 31,		
	2004	**2003**	**2002**
Net income as reported	**$12,766,620**	**$25,488,494**	**$23,589,742**
Stock-based employee compensation cost	**(2,061,296)**	**(4,038,246)**	**---**
Pro forma net income	**$10,705,324**	**$21,450,248**	**$23,589,742**
Basic net income per common share, as reported	**$ 0.93**	**$ 1.86**	**$ 1.74**
Pro forma basic net income per common share	**$ 0.78**	**$ 1.56**	**$ 1.74**
Diluted net income per common share, as reported	**$ 0.93**	**$ 1.84**	**$ 1.73**
Pro forma diluted net income per common share	**$ 0.78**	**$ 1.56**	**$ 1.73**

- B - Loss on Sale of Subsidiary

Effective September 30, 2001, the Company sold the stock of its subsidiary, Books Management, Inc. ("BMI"). For the eight months ended September 30, 2001, BMI had net sales of $11,897,000 and operating income of $662,000. As a result of the transaction, the Company recorded a pre tax loss of $7,381,000 ($4,611,000 net of tax, or a loss per share of $0.34) in its fiscal 2002 consolidated statement of operations.

- C - Earnings Per Share

The table below sets forth the reconciliation of the numerators and denominators of the basic and diluted net income per common share computations:

	Year Ended January 31,		
	2004	**2003**	**2002**
Net income	**$12,766,620**	**$25,488,494**	**$23,589,742**
Dividends on preferred stock	**(55,200)**	**(55,200)**	**(55,200)**
Income available to common shareholders	**$12,711,420**	**$25,433,294**	**$23,534,542**
Basic weighted average number of common shares outstanding	**13,684,900**	**13,672,073**	**13,546,132**
Effect of dilutive stock options	**---**	**142,986**	**82,489**
Diluted weighted average number of common shares outstanding	**13,684,900**	**13,815,059**	**13,628,621**

- D - Income Taxes

Income tax provision consists of the following components:

	Year Ended January 31,		
	2004	**2003**	**2002**
Current:			
Federal	**$ 6,428,000**	**$13,848,000**	**$12,132,000**
State	**1,150,000**	**2,423,000**	**1,605,000**
	7,578,000	**16,271,000**	**13,737,000**
Deferred:			
Federal	**(193,000)**	**(623,000)**	**10,000**
State	**(256,000)**	**(176,000)**	**3,000**
	(449,000)	**(799,000)**	**13,000**
	$ 7,129,000	**$15,472,000**	**$13,750,000**

A reconciliation of the Company's effective income tax rate with the statutory federal rate follows:

	Year Ended January 31,		
	2004	**2003**	**2002**
Tax provision at statutory rate	**$ 6,963,000**	**$ 14,336,000**	**$13,069,000**
State income taxes, net of federal income tax benefit	**391,000**	**1,461,000**	**1,045,000**
Other	**(225,000)**	**(325,000)**	**(364,000)**
	$ 7,129,000	**$15,472,000**	**$13,750,000**

Deferred income taxes reflect the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts. The components of deferred tax assets and liabilities are as follows:

	January 31,	
	2004	2003
Deferred tax assets		
Depreciation and amortization	$4,733,000	$4,976,000
Uniform cost capitalization	628,000	852,000
Accrued expenses and other	724,000	694,000
Deferred rent	204,000	212,000
	6,289,000	6,734,000
Deferred tax liabilities		
Prepaid expenses	(296,000)	(305,000)
Other	---	(84,000)
	(296,000)	(389,000)
	$5,993,000	$6,345,000

- E - Leases

The Company leases all of its retail apparel stores for periods ranging from one to 20 years, including renewal options. In most instances, the Company pays real estate taxes, insurance and maintenance costs on the leased properties and contingent rentals based upon a percentage of sales, as defined in the lease agreements.

The warehouse and office building occupied by the Company is leased from a partnership whose partners include three of the Company's directors, including the President and Executive Vice President. The original expiration date was June 14, 2002; however, the lease was amended to extend its term through June 14, 2007. The amended arrangement is accounted for as an operating lease. Prior to the extension, the agreement was classified as a capital lease. Rent expense recognized in conjunction with the operating lease was $550,000 and $321,000 for the years ended January 31, 2004 and 2003, respectively. Interest expense related to the capital lease obligation amounted to $111,000 for the year ended January 31, 2002. This amount is included in selling and administrative expenses.

Future minimum rental commitments for all noncancelable leases at January 31, 2004 are as follows:

	Operating Leases
2005	$ 24,427,000
2006	22,210,000
2007	20,630,000
2008	16,435,000
2009	13,992,000
Thereafter	45,807,000
Total minimum rental commitments	$143,501,000

Total rental expense under operating leases amounted to $28,124,000, $26,556,000 and $25,135,000 in fiscal 2004, 2003 and 2002, respectively. Such amounts include contingent rentals based upon a percentage of sales of $1,975,000, $2,464,000 and $2,532,000 in fiscal 2004, 2003 and 2002, respectively.

- F- Stock Option Plan

In February 2002, the Company adopted the Deb Shops, Inc. Incentive Stock Option Plan as Amended and Restated Effective January 1, 2002 (the "Plan"). The Board of Directors, together with the Company's Stock Option and Compensation Committees, administer the Plan. Under the Plan, options to purchase up to 3,000,000 shares of the Company's common stock, par value $.01 per share, may be granted to employees or non-employee directors on the basis of contributions to the operations of the Company. The price payable for the shares of common stock under each stock option are fixed by the Board or the applicable Committee at the time of grant, but will be no less than 100% of the fair market value of the Company's common stock at the time the stock option is granted. Options are exercisable commencing one year after the date of grant, subject to such vesting requirements as the Board or the applicable Committee may specify. The granted options expire through February 2009. There were 775,000 options reserved for future grant under the Plan as of January 31, 2004.

A summary of the Company's stock option activity and related information for the fiscal years ended January 31 follows:

	Options	Weighted Average Exercise Price
Outstanding, February 1, 2001	215,000	$ 6.95
Exercised	(155,000)	(6.94)
Outstanding, January 31, 2002	60,000	7.00
Granted	1,426,500	23.77
Exercised	(60,000)	(7.00)
Cancelled	(45,000)	(23.75)
Outstanding, January 31, 2003	1,381,500	23.77
Granted	45,000	23.75
Exercised	---	---
Cancelled	(46,500)	23.75
Outstanding, January 31, 2004	1,380,000	$23.77

The remaining contractual life of the outstanding options ranges from 3.1 to 5.1 years. Of the 1,380,000 options outstanding at January 31, 2004, 451,500 were exercisable at a weighted average exercise price of $23.75.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The model used the following assumptions:

	Fiscal 2004 Grants	Fiscal 2003 Grants	Fiscal 1999 Grants
Expected life	Five years	Five years	Five years
Risk-free interest rate	4.3%	4.3%	4.2%
Volatility	34.7%	42.4%	41.7%
Dividend yield	2.6%	1.7%	2.9%

The estimated fair value of the options granted was $4.69 for the fiscal 2004 grants, $8.84 for the fiscal 2003 grants and $2.34 for the fiscal 1999 grants.

- G- Commitments and Contingencies

The Company has an unsecured line of credit in the amount of $20,000,000. As of January 31, 2004, $1,638,000 was outstanding as letters of credit for the purchase of inventory.

One of the Company's employees has an employment agreement that provides for, among other things, a base salary plus a bonus of 4% of the improvement in the operating results of the Company's DEB business. No bonuses were earned for the fiscal years ended January 31, 2004 or 2003. This agreement is applicable through fiscal 2007.

Bonuses of $332,000 were earned under similar agreements for fiscal 2002 and are included in cost of sales, buying and occupancy expenses in the accompanying consolidated statement of operations as of January 31, 2002.

The Company is subject to legal proceedings, employment issues and claims that arise in the ordinary course of its business. In the opinion of management, after consultation with outside legal counsel, the ultimate disposition of such proceedings is not expected to have a material adverse effect on the Company's consolidated financial position or results of operations.

- H- Quarterly Financial Information (Unaudited)

(amounts in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales				
2004	$70,162	$73,019	$74,810	$80,656 (1)
2003	$76,964	$76,682	$81,232	$82,843 (1)
Cost of sales, including buying and occupancy costs				
2004	$52,394	$50,270	$55,296	$48,734
2003	$55,629	$47,807	$58,572	$45,543
Net income				
2004	$ 280	$ 2,706	$ 1,183	$ 8,598 (1)
2003	$ 3,284	$ 7,268	$ 3,255	$11,682 (1)
Basic net income per common share				
2004	$ .02	$ .20	$ .09	$ .63
2003	$ .24	$ .53	$ .24	$ .84
Diluted net income per common share				
2004	$ .02	$ .20	$ .09	$ .63
2003	$ .24	$ .52	$ .24	$ .85
Cash dividends declared per common share				
2004	$ .100	$ .175	$ .125	$ .125
2003	$ .075	$ .150	$ .100	$ .100

Amounts are computed independently for each of the quarters presented and therefore may not sum to totals for each of the years.

(1) During fiscal 2004, approximately 27% and 67% of the Company's net sales and net income occurred during the fourth quarter, as compared to 26% and 46% of the Company's net sales and net income for fiscal 2003. The fourth quarter includes the Christmas selling season. The increase in the percentage of the Company's fiscal 2004 fourth quarter net income compared to the fourth quarter of fiscal 2003 was due to the decline in net income for the first three quarters of fiscal 2004 versus the comparable period in fiscal 2003.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

The Company's chief executive officer and chief financial officer, with the participation of other members of the Company's management, have evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report (the "Evaluation Date") and, based on that evaluation, concluded that, as of the Evaluation Date, the Company had sufficient controls and procedures for recording, processing, summarizing and reporting information that is required to be disclosed in its reports under the Securities Exchange Act of 1934, as amended, within the time periods specified in the SEC's rules and forms.

(b) Change in Internal Control over Financial Reporting

There has not been any change in the Company's internal control over financial reporting during its quarter ended January 31, 2004 that has materially affected or is reasonably likely to materially affect its internal control over financial reporting.

PART III

Item 10. Directors and Executive Officers of the Registrant

The Company has adopted a Code of Business Conduct & Ethics that applies to the Company's directors, officers and employees, including its principal executive officer, principal financial officer and controller. The Company's Code of Business Conduct & Ethics is available on its website at www.debshops.com. Unless disclosure in a Current Report on Form 8-K is otherwise required under NASDAQ, SEC or other applicable rules and regulations, the Company intends to satisfy the disclosure requirements under Item 10 of Form 8-K regarding an amendment or waiver from a provision of the Code of Business Conduct & Ethics that applies to its principal executive officer, principal financial officer, controller or persons performing similar functions and that relates to certain topics by posting such information on its website at www.debshops.com.

Except as set forth under the caption, "Executive Officers of the Registrant", in Part I of this Annual Report on Form 10-K, the information required by this item is contained in the 2004 Proxy Statement under the captions, "Election of Directors", "Corporate Governance – Audit Committee", "Procedures for Nominating or Recommending for Nomination Candidates for Director" and "Section 16(a) Beneficial Ownership Reporting Compliance" and is hereby incorporated herein by reference.

Item 11. Executive Compensation

The required information with respect to executive compensation is contained in the 2004 Proxy Statement under the captions "Election of Directors", "Comparison of Five Year Cumulative Total Shareholder Returns" and "Executive Compensation", which is incorporated in this Annual Report on Form 10-K by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The required information with respect to security ownership of certain beneficial owners and management is contained in the 2004 Proxy Statement under the caption, "Security Ownership of Certain Beneficial Owners and Management", which is incorporated in this Annual Report on Form 10-K by reference.

The following table provides information as of January 31, 2004 with respect to compensation plans (including individual compensation arrangements) under which the Company's equity securities are authorized for issuance.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	1,380,000	$23.77	775,000
Equity compensation plans not approved by security holders	---	---	---
Total	1,380,000	$23.77	775,000

Item 13. Certain Relationships and Related Transactions

The required information with respect to certain relationships and related transactions is contained in the 2004 Proxy Statement under the caption, "Transactions with Management and Certain Business Relationships", which is incorporated in this Annual Report on Form 10-K by reference.

Item 14. Principal Accountant Fees and Services

The required information with respect to principal accountant fees and services is contained in the Company's 2004 Proxy Statement under the caption "Relationships with Independent Auditors", which is incorporated in this Annual Report on Form 10-K by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

Financial Statements and Financial Statement Schedules

All schedules are omitted because they are not applicable or not required, or because the required information is included in the consolidated financial statements or notes thereto.

Exhibits

The following exhibits are included with this report or have been previously filed with the Securities and Exchange Commission pursuant to the requirements of the Acts administered by the Commission. Each exhibit, previously filed, is identified by the reference following the listing of such exhibit, and each is incorporated herein by such reference.

Exhibits identified with an asterisk below denote a management contract or executive compensatory plan or arrangement.

Exhibit No.	Description of Document
3-1	Restated Articles of Incorporation of the Company, as amended through May 29, 1984 (2003 Form 10-K, Exhibit 3-1)
3-2	By-Laws of the Company, as amended through February 2, 2004
10-1	Lease Agreement for property located at 9401 Blue Grass Road, Philadelphia, Pennsylvania 19114 (Registration No. 2-82222, Exhibit 10-1)

Exhibit No.	Description of Document
10-1.1	Amendment of Lease Agreement dated January 3, 1999 for property located at 9401 Blue Grass Road, Philadelphia, Pennsylvania 19114 (2000 Form 10-K, Exhibit 10-1.1)
10-2.1	* Insurance Policy for Marvin Rounick and Judy Rounick (2003 Form 10-K, Exhibit 10-2.1)
10-2.2	* Split Dollar Insurance Agreement dated July 31, 1987 between the Company and Jack A. Rounick and Stuart Savett, Trustees under the Rounick Family Irrevocable Insurance Trust dated October 27, 1986 (2003 Form 10-K Exhibit 10-2.2)
10-2.3	* Collateral Assignment dated July 31, 1987 from Jack A. Rounick and Stuart Savett, Trustees under the Rounick Family Irrevocable Insurance Trust dated October 27, 1986, as assignor, and the Company, as assignee (2003 Form 10-K Exhibit 10.2-3)
10-2.4	* Agreement of Settlement and General Release dated May 5, 1998 between Jack A. Rounick and Stuart Savett, Trustees under the Rounick Family Irrevocable Insurance Trust dated October 27, 1986 and the Manufacturers Life Insurance Company (Form 10-Q for the quarter ended October 31, 1999, Exhibit 10-14.4)
10-2.5	*Amended and Restated Split Dollar Insurance Agreement dated July 31, 1998 between the Company and Jack A. Rounick and Stuart Savett, Trustees under the Rounick Family Irrevocable Insurance Trust dated October 27, 1986 (Form 10-Q for the quarter ended October 31, 1999, Exhibit 10-14.5)
10-2.6	* Amended and Restated Collateral Assignment dated July 31, 1998 from Jack A. Rounick and Stuart Savett, Trustees under the Rounick Family Irrevocable Insurance Trust dated October 27, 1986 (Form 10-Q for the quarter ended October 31, 1999, Exhibit 10-14.6)
10-3.1	* Life Insurance Policy for Warren Weiner and Penny Weiner (2003 Form 10-K Exhibit 10-3.1)
10-3.2	* Split Dollar Insurance Agreement dated July 31, 1987 between the Company and Barry H. Frank and Robert Shein, Trustees under the Weiner Family Irrevocable Insurance Trust dated October 27, 1986 (2003 Form 10-K Exhibit 10-3.2)
10-3.3	* Collateral Assignment dated July 31, 1987 from Barry H. Frank and Robert Shein, Trustees under the Weiner Family Irrevocable Insurance Trust dated October 27, 1986, as assignor, and the Company, as assignee (2003 Form 10-K Exhibit 10-3.3)
10-3.4	* Agreement of Settlement and General Release dated May 5, 1998 between Barry H. Frank and Robert Shein, Trustees under the Weiner Family Irrevocable Insurance Trust dated October 27, 1986 and the Manufacturers Life Insurance Company (Form 10-Q for the quarter ended October 31, 1999, Exhibit 10-14.4)
10-3.5	* Amended and Restated Split Dollar Insurance Agreement dated July 31, 1998 between the Company and Barry H. Frank and Robert Shein, Trustees under the Weiner Family Irrevocable Insurance Trust dated October 27, 1986 (Form 10-Q for the quarter ended October 31, 1999, Exhibit 10-14.5)
10-3.6	* Amended and Restated Collateral Assignment dated July 31, 1998 from Barry H. Frank and Robert Shein, Trustees under the Weiner Family Irrevocable Insurance Trust dated October 27, 1986 (Form 10-Q for the quarter ended October 31, 1999, Exhibit 10-14.6)

Exhibit No.	Description of Document
10-4	* Deb Shops, Inc. Premium Conversion Plan (2003 Form 10-K, Exhibit 10-4)
10-4.1	* Amendment No. I to Deb Shops, Inc. Premium Conversion Plan (1998 Form 10-K, Exhibit 10-19.1)
10-5.1	* Deb Shops, Inc. Incentive Stock Option Plan, as Amended and Restated Effective January 1, 2002 (2002 Form 10-K, Exhibit 10-5.1)
10-6	* Employment Agreement dated December 20, 2001 between the Company and Allan Laufgraben (2002 Form 10-K, Exhibit 10-6)
10-7	* Employment Agreement dated December 20, 2001 between the Company and Barry Vesotsky (2002 Form 10-K, Exhibit 10-7)
21	Subsidiaries of the Company
23	Consent of Ernst & Young LLP
31.1	Certification of Chief Executive Officer, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934
31.2	Certification of Chief Financial Officer, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934
32.1	Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350
32.2	Certification of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350

Reports on Form 8-K

The following reports on Form 8-K were furnished by the Company to the Securities and Exchange Commission during the fourth quarter of the fiscal year ended January 31, 2004:

1. Report on Form 8-K, filed November 10, 2003, including the press release dated November 6, 2003 discussing sales results for the month, quarter and year to date periods ended October 31, 2003.

2. Report on Form 8-K, filed November 20, 2003, including the press release dated November 20, 2003 discussing the Company's financial results for the fiscal third quarter and nine-month periods ended October 31, 2003.

SIGNATURES

Pursuant to the requirements of Sections 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized in the City and County of Philadelphia, Commonwealth of Pennsylvania, on April 15, 2004.

DEB SHOPS, INC.
(Registrant)

Marvin Rounick
Marvin Rounick, President

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed by the following persons in the capacities and on the dates indicated.

Marvin Rounick Marvin Rounick, President, Chief Executive Officer and Director (Principal Executive Officer)	April 15, 2004
Warren Weiner Warren Weiner, Executive Vice President, Secretary, Treasurer and Director	April 15, 2004
Jack A. Rounick Jack A. Rounick, Assistant Secretary and Director	April 15, 2004
Ivan Inerfeld Ivan Inerfeld, Director	April 15, 2004
Barry H. Feinberg Barry H. Feinberg, Director	April 15, 2004
Barry H. Frank Barry H. Frank, Esq., Director	April 15, 2004
Barry J. Susson Barry J. Susson, Chief Financial Officer	April 15, 2004
Joan M. Nolan Joan M. Nolan, Controller	April 15, 2004

Corporate Information

Directors

Marvin Rounick
President, Chief Executive Officer

Warren Weiner
Executive Vice President, Secretary and Treasurer

Jack A. Rounick, Esq.
Counsel to the Firm,
Wolf, Block, Schorr and Solis-Cohen LLP

Ivan Inerfeld
Chairman, Interactive Enterprise Limited, a broadband infrastructure company

Barry H. Feinberg
President, The Feinberg Group, a private equity investment company
President and Chief Executive Officer,
Consolidated Vision Group, Inc., a retailer of optical products

Barry H. Frank, Esq.
Partner, Pelino and Lentz, PC

Officers

Marvin Rounick
President, Chief Executive Officer

Warren Weiner
Executive Vice President, Secretary and Treasurer

Allan Laufgraben
Senior Vice President, Merchandising

Barry J. Susson, CPA
Chief Financial Officer

Stanley A. Uhr, Esq.
Vice President, Real Estate and Corporate Counsel

Stephen P. Smith
Vice President, Information Systems

Joan M. Nolan
Controller

Corporate Offices

9401 Blue Grass Road
Philadelphia, Pennsylvania 19114

Counsel

Wolf, Block, Schorr
and Solis-Cohen LLP
Philadelphia, Pennsylvania

Auditors

Ernst & Young LLP
Philadelphia, Pennsylvania

Transfer Agent and Registrar

American Stock Transfer
and Trust Company
New York, New York

Stock Listing

The common stock of Deb Shops, Inc. is traded on The Nasdaq Stock Market® under the symbol DEBS

Additional copies of Deb Shops' Annual Report on Form 10-K will be furnished without charge to any shareholder upon written request to the Financial Relations Department at the Company's corporate offices.

In Memoriam
Lewis Lyons, CPA
Senior Vice President of Finance

Deb Shops, Inc.
9401 Blue Grass Road
Philadelphia, Pennsylvania 19114
215-676-6000
www.debshops.com